Exhibit 21

Macon Financial

Schedule of Subsidiaries

Name	Jurisdiction of Organization
Macon Bank, Inc. (1)	North Carolina
Macon Services, Inc. (2)	North Carolina
Macon Capital Trust I (3)	Delaware

(1)	Wholly-owned subsidiary of Macon Bancorp. All banking offices do business under the name “Macon Bank”.
(2)	Wholly-owned subsidiary of Macon Bank, Inc.
(3)	In 2003, Macon Bancorp formed a wholly-owned Delaware statutory trust. All of the common securities of the trust are owned by Macon Bancorp.